Cusip 307068106
Item 1: Reporting Person: Arnhold and S. Bleichroeder, Inc. (Tax Id. 134959915)
Item 4: State Of New York
Item 5: 714,500
Item 6: None
Item 7: 714,500
Item 8: None
Item 9: 714,500
Item 11: 8.24%
Item 12: BD


Cusip 307068106

Schedule 13 G (Cont.)                        Page 3 of 5

Item 1(a)-  Name of Issuer: Famous Daves of America, Inc.

Item 1(b)-  Address of Issuer's Principal Executive Offices:

                  12700 Industrial Park Blvd
                  Plymouth, MN 55441

Item 2(a)-  Name of Person Filing: Arnhold and S. Bleichroeder, Inc.


Item 2(b)-  Address of Principal Business Office:    1345 Ave of Americas
                                                              New York, NY 10105

Item 2(c)-  Citizenship: New York, NY, USA (Place of Incorporation)

Item 2(d)-  Title of Class of Securities:      Common Stock

Item 2(e)- Cusip Number: 307068106

Item 3-This statement is being filed pursuant to Rule 13d-1(b).
         The person filing is a:
         (a) Broker or Dealer registered under Section 15 of the act; and
         (e)-Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4(a) Amount beneficially owned: Arnhold and S. Bleichroeder, Inc. ("A & SB") is the investment advisor for a number of investment companies (each a "Fund"). Pursuant to its advisery agreement with each Fund, A & SB has sole power to vote and dispose of the securities held by each Fund and is therefore the beneficial owner, for the purposes of Rule 13d-3, of the securities held by the Fund. A & SB may also be considered the beneficial owner, for the purposes of Rule 13d-3, of the securities held in discretionary accounts (the "Discretionary Accounts") for which A & SB acts as investment adviser. A & SB has sole power to vote and dispose of the securities held in each Discretionary Account. A & SB's decisions regarding voting and disposing of the securities held in each Fund and in each Discretionary Account depend upon the relevant investment objectives of the respective Discretionary Accounts and Funds and other factors. A & SB disclaims the existence of a "group" among itself, the Funds and the Discretionary Accounts for the purposes of Sections 13(d) and 13(g) of the Act.

Based upon the foregoing, Arnhold and S. Bleichroeder, Inc. may be considered the beneficial owner, for the purpose of Rule 13d-3, of a total of 714,500 shares of the Issuer's common stock.

Cusip   307068106
Schedule G (Cont.)                                Page 4 of 5


Item 4(b) - Percent of Class:  8.24%

Item 4(c)- Number of Shares to which A & SB has: (i)--sole power to vote or to direct the vote: 714,500 (ii)-shared power to vote or to direct the vote: -0-
(iii)sole power to dispose or to direct the disposition of: 714,500 (iv)-shared power to dispose or to direct the disposition of -0-

Item 5   -  Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6   -  Ownership of More than Five percent on Behalf of Another Person:

         Not Applicable

Item 7-Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8-Identification and Classification of Members of the Group:

         Not Applicable

Item 9-Notice of Dissolution of Group:

         Not Applicable

Item 10  -  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.









Cusip   307068106

Schedule G (Cont.)                                Page  5 of 5




                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: February 12, 1998

         ARNHOLD AND S. BLEICHROEDER, INC.


         By:      /S/ Ronald A. Bendelius
         --------------------------------
                  Ronald A. Bendelius
                  Senior Vice President


         By:     /S/ William P. Casciani
         -------------------------------
                  William P. Casciani
                  Senior Vice President